Filed by Sovereign Bancorp, Inc.
                 pursuant to Rule 425
                 under the Securities Act of 1933
                 and deemed filed
                 pursuant to Rule 14a-12
                 under the Securities Act of 1934

                 Subject Company:  Main Street Bancorp, Inc.
                 Commission File No.:  0-24145

     THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY SOVEREIGN
BANCORP, INC. AND MAIN STREET BANCORP, INC. ON JULY 17, 2001.

Sovereign to Acquire Main Street Bancorp, Inc.

     Philadelphia, PA.Sovereign Bancorp, Inc. ("Sovereign") (NYSE: SOV), parent company of Sovereign Bank, and Main Street Bancorp, Inc. ("Main Street") (NASDAQ/NMS: MBNK) jointly announced today the execution of a definitive agreement (the "Agreement") for Sovereign to acquire Main Street. Main Street is a $1.5 billion bank holding company headquartered in Reading, Pennsylvania which operates 41 community banking offices under three bank divisions throughout 7 counties in southeastern Pennsylvania and 1 community banking office in New Jersey.

     The transaction, valued at approximately $170 million, will produce the #1 market share in the Berks County, Pennsylvania, with over $1.0 billion of customer deposits on a pro forma basis, and the #2 market share in the neighboring Schuylkill County. Additionally, Sovereign will add a solid small business and middle market corporate banking team, which currently manages a portfolio of $500 million in loans throughout Main Street's footprint.

     "This deal makes a lot of sense for Sovereign and its shareholders, as well as for the communities that our two companies serve," stated Jay S. Sidhu, Sovereign's President and Chief Executive Officer. "The acquisition meets all of the criteria we have recently stated that must be present in any acquisition:

     - It is 5% accretive to incremental EPS, although not large enough to change our corporate EPS targets

     - It is accretive to our various capital ratios by a few basis points

     - It is in-market, small in relative size to Sovereign and will not distract our company from its 2001 and 2002 operating targets

     - It complements our strengths as a deposit gathering franchise and as a solid small business and middle market corporate bank

"As one of top employers in Berks County with over 1,000 of our team members living and working here, this acquisition shows our commitment to the region," Sidhu continued.

     "We are excited to be a part of the Sovereign franchise," stated Brian M. Hartline, Main Street President and Chief Executive Officer. "Our companies share similar philosophies, and with Sovereign's expanded product line for corporate and retail customers, we believe Main Street's customers will be well-served in the future," Hartline concluded.

     Under the terms of the Agreement, Sovereign would exchange Sovereign common stock and cash equal to $16.10 for each outstanding share of Main Street stock in a transaction structured as a stock purchase. Main Street shareholders would have the ability to elect up to 30% of the total consideration in cash, and in the event of an oversubscription for cash, Sovereign shares would be allocated on a pro rata basis. The purchase price would stay fixed at $16.10 per Main Street share if Sovereign's stock price remains between $10.98 and $14.86 per share (collectively, the "Collars") during a pricing period prior to the closing of the transaction. If the average price of Sovereign's stock drops to $10.98 or below during the pricing period, Main Street shareholders would receive a fixed rate of
1.466 shares of Sovereign common stock for each share of Main Street common stock. Conversely, if Sovereign's average stock price is $14.86 or higher, Main Street shareholders would receive a fixed rate of 1.083 shares of Sovereign common stock for each share of Main Street common stock.

     The merger is subject to approval by various regulatory agencies and Main Street shareholders. Sovereign anticipates that the transaction will close in the first quarter of 2002.

     Sovereign is a $34 billion financial institution with approximately 527 community banking offices and over 1,000 ATM's in Pennsylvania, New Jersey, Connecticut, New Hampshire, Rhode Island and Massachusetts and currently ranks third largest among financial institutions headquartered in Pennsylvania and third in New England market share. Sovereign's common stock closed at $12.92 on Monday, July 16, 2001. Sovereign's second quarter earnings results will be released to the public on Wednesday, July 18, 2001.

Note:

     This press release contains statements of Sovereign's strategies, plans, and objectives, as well as estimates of future operating results for 2001 and beyond for Sovereign as well as estimates of financial condition, operating efficiencies and revenue generation

     These statements and estimates constitute forward-looking statements (within the meaning of the Private Securities
Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements.

     Factors that might cause such a difference include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values and competition, changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic competitive, governmental regulatory, and technological factors affecting Sovereign's operations, pricing, products and services.

     Operating earnings, cash earnings, and certain other measures as defined, are not a substitute for other financial measures determined in accordance with generally accepted accounting principles. Because all companies do not calculate these measures in the same fashion, these measures as presented may not be comparable to other similarly titled measures of other companies.

          For further information please contact:
                       James D. Hogan
                  Chief Financial Officer
                    Tel:  (610) 320-8496

                      Mark R. McCollom
                    Senior Vice President
                    Tel:  (610) 208-6426

                      Tye M. Barnhart
                     Investor Relations
                    Tel:  (610) 988-0300

                    End of Press Release



      THE FOLLOWING SETS FORTH ADDITIONAL INFORMATION REGARDING
THE PROPOSED MERGER BETWEEN SOVEREIGN BANCORP, INC. AND MAIN
STREET BANCORP, INC.

     The proposed transaction will be submitted to Main Street's shareholders for their consideration, and Sovereign and Main Street will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Sovereign and Main Street, and the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Sovereign, Investor Relations, 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610 (610-988-0300) or to Main Street, Investor Relations, 601 Penn Street, Reading, Pennsylvania (610-685-1466).

     Main Street and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Main Street in connection with the merger. Information about the directors and executive officers of Main Street and their ownership of Main Street common stock is set forth in Main Street's proxy statement for its 2001 annual meeting of shareholders, as filed with the SEC on March 29, 2001. Main Street's 2001 Proxy Statement also discloses the interests of such officers and directors in the event of an acquisition of Main Street (including, among other things, the acceleration of certain benefits or rights upon a "change-in-control"). Main Street's Quarterly Reports on Form 10-Q, filed with the SEC on November 10, 1999 and November 14, 2000, and its Annual Report on Form 10-K, filed with the SEC on March 29, 2001, contain additional disclosures concerning agreements with Main Street's officers. Main Street's 2001 Proxy Statement, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K are each available free of charge at the SEC's web site at www.sec.gov and from Main Street upon request. Additionally, pursuant to the merger agreement, two Main Street directors will become Sovereign Bank directors. As of the date of this news release, Main Street is not aware of any director or officer who beneficially owns in excess of 5% of Main Street's common stock, except as disclosed in its 2001 Proxy Statement. Additional information regarding the interests of those participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.